Arthur Derran Dresch **2** ⌄

 Reel    Live

💬 **Manage posts**

 **Arthur Derran Dresch**
1d · 🌐

Click the link and help me reach my goal in my Startup it's the next BIG THING   https://wefunder.com/gogoipo



wefunder.com
🚀 **GoGo IPO Campaign is Live! | GoGoIPO Inc.**

⭕ What is GoGo IPO?   How does GoGo IPO make mon

How does GoGoIPO Inc. work?   GoGo IPO's business m

See insights and ads   **Boost post**

👍 Anna Chan

👍 Like   💬 Comment   ↪ Share

Home   Friends   Reels **3**   Marketplace **1**   Notifications **2**   Profile









11:45

agent_fariba
Active 39m ago

YESTERDAY 2:13 AM

GoGoIPO

Invest in GoGoIPO Inc.: We help everyday people invest in early-stage startups by offering shares through our platform.

wefunder.com

YESTERDAY 9:19 PM

GoGoIPO

Invest in GoGoIPO Inc.: We help everyday people invest in early-stage startups by offering shares through our platform.

wefunder.com

Seen yesterday

Message...

 Arthur Derran Dresch

sional Mortgage F s

Season Funding, I
seasonfunding.com
WebCaster 3.0.14

● ○ ○ ○

Activity

Create a post

10,016 followers

Posts **Comments**

 **Arthur Derran Dresch** · You ...
howibecamerichinrealestate.com
1d · 🌐

https://lnkd.in/gAEs_gMY

 Invest in GoGoIPO Inc.: We help everyday people invest in early-stage startups by offering sh...
wefunder.com

 1

   
Like Comment Repost Send

 10 impressions View

Show all posts →

Experience

+ ✎

    
Home Video My Network Notifications Jobs



































11:38

Randall Clark Homes

Reel | Get messages | Live

Manage posts

Featured Manage

Randall Clark Homes
1d ·

You're not gonna believe what you're gonna get for $100. Check out my GoGo IPO Wefunder campaign....

GoGoIPO

wefunder.com

Invest in GoGoIPO Inc.: We help everyday people invest in early-stage startups by offering shares through our...

See insights and ads | Boost post

Like | Comment | Share

Randall Clark Homes
Jul 31, 2024 ·

























11:37

Arthur Dresch

Posts About Photos Reels More

Featured Manage

Arthur Dresch
Posted by Arthur Derran Dresch
1d ·

You're not gonna believe what you can get for $100 check out my GoGoIPO Wefunder your campaig🌶️

GoGoIPO

wefunder.com
Invest in GoGoIPO Inc.: We help everyday people invest in early-stage startups by offering shares through our...

See insights and ads Boost post

Like Comment Share

Arthur Dresch
Posted by Arthur Derran Dresch
1d ·

You're not gonna believe what you can get for just $100 check out my go-go IPO wefunder campaign....













11:32

Arthur Derran Dresch 2

Like Comment Share

Arthur Derran Dresch
1d ·

"Wall street is no longer off-limits-GoGoIPO puts IPO power in your hands"

GoGoIPO

wefunder.com

Invest in GoGoIPO Inc.: We help everyday people invest in early-stage startups by offering shares through our...

What is the GoGoIPO platform?

Wefunder IPO proc

What are the risks of investing in startups?

GoGoIPO's i

See insights and ads

Boost post

Anna Chan

1 comment 7 shares

Like Comment Share

Arthur Derran Dresch
Aug 25 ·

Home Friends Reels 3 Marketplace 1 Notifications 2 Profile

  
 **Season Funding**
1d · 🌐   ⋯

You're not gonna believe what you can get for $100 check out my Gogo IPO Wefunder campaign.....



ⓘ About this website

wefunder.com
Invest in GoGoIPO Inc.: We help everyday people invest in early-stage startups by offering shares through our...

See insights and ads   **Boost post**

 Like    Comment    Share

 **Season Funding**
Aug 14 · 🌐   ⋯

 **How I Became Rich In Real Estate**
Aug 14 · 🌐

Help me reach 1000 backers for my Indiegogo campaign.

INDIEGOGO CAMPAIGN

HOW I BECAME RICH IN REAL ESTATE
STEP-BY-STEP APPROACH

For $10 get a digital copy

            